

August 10, 2011

Via E-mail
Mr. Fred W. Brackebush
President, Treasurer and Director
New Jersey Mining Company
89 Appleberg Road
Kellog, Idaho 83837

> RE: **New Jersey Mining Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 31, 2011**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2011**
>   **Filed May 16, 2011**
>   **File No. 000-28837**

Dear Mr. Brackebush:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ending December 31, 2010 filed March 31, 2011

General

1. We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

"This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

2. Please tell us why you did not include any disclosures of off-balance sheet arrangements herein. Revise future filings, as necessary, to include any disclosures required by Item 303(a)(4) of Regulation S-K.

Changes in Financial Condition, page 17

3. Please revise your Management's Discussion and Analysis disclosures in future filings to explain the reason for all significant changes to your financial statement line items. In this regard, we note no discussion of the reasons for a significant decrease in current notes payable and a decrease in a deposit received on the sale of mineral property that appears to have resulted in a gain on default. Also, in future filings your Management's Discussion and Analysis disclosures related to liquidity should focus on material changes in operating, investing and financing cash flows, as depicted in the statement of cash flows, and the reasons underlying those changes. Even where reported amounts of cash provided and used by operations, investing activities or financing have been consistent, if the underlying sources of those cash flows have materially varied, analysis of that variability should be provided. For example, we note the company raised approximately $980 thousand through private placements of its common stock. Refer to the guidance at to Item 303(a) of Regulation S-K and Section IV of SEC Release 33-8350.

Financial Statements, page 20

Notes to Financial Statements, page 28

Note 2 Summary of Significant Accounting Policies, page 28

Accounting for Investments in Joint Ventures, page 28

4. We see you indicate herein that joint ventures in which you do not have the ability to exercise significant influence are accounted for using the cost method and joint ventures in which you are deemed to have the ability to exercise significant influence you utilize the equity method. Please revise future filings to clearly disclose the joint venture investees in your financial statements that are accounted

for under the cost method and those that are accounted for under the equity method. Also, specifically indicate your ownership percentages in such investees, how you determined whether you have or did not have significant influence over such investees and where in your statements of operations you have recorded and presented your proportionate share of the joint venture's earnings and losses. Finally, provide us with references to the authoritative accounting literature that you followed in connection with your accounting and presentation of your joint venture investees and provide us with a draft of the proposed revisions to your future filings in response to this comment.

Note 12. Commitments and Contingencies, page 36

5. We note that for the environmental matters discussed in this note you have not indicated whether you have any amounts accrued. Please tell us the amount you have accrued for environmental claims or any other contingencies at each balance sheet date presented. For claims where no accrual has been made for loss contingencies or if an exposure to loss exists in excess of the amount accrued, please tell us if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and your reasons for such conclusion. Please note that for unrecognized contingencies that meet the criteria in paragraph 3 of ASC 450-20-50 you are required to disclosure (i) the nature of the contingency, and (ii) the possible loss or range of loss or provide a statement that such an estimate cannot be made. Please revise this note in future filings to provide the required disclosure or tell us why you believe your current disclosure meets the aforementioned requirements.

Form 10-Q For the Quarterly Period Ended March 31, 2011 filed May 16, 2011

Signatures and Exhibit 31 and 32

6. We see that this Form 10-Q as well as the Section 302 and 906 certifications of your Principal Executive Officer and Principal Financial Officer included as Exhibits 31 and 32 are all dated March 14, 2011.   Please amend this filing to have your Chief Executive Officer and Chief Financial Officer currently date and sign the Form 10-Q, as well as the Section 302 and 906 certifications included as Exhibits 31 and 32. Your amendment should include all items required by Form 10-Q (i.e., the entire document).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3212 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Jeffrey Jaramillo
Accounting Branch Chief